Form 144

1 (a) Name of issuer:
SOUTH STATE CORPORATION

1 (b) IRS Ident. No.
57-0799315

1 (c) SEC File No.
001-12669

1(d) Address of issuer
520 Gervais Street Columbia, SC 29201

1 (e)Telephone No.
803-231-3539

2(a) Name of person for whose account the securities are to be sold Joseph E. Burns

2(b) Relationship to Issuer
Chief Credit Officer

2(c) Address Street
119 Cricket Hill Road
Columbia, SC 29223

3(a) Title of Class of securities to be sold
Common Stock

3(b) Name and address of each broker through whom the sec are to be offered/each market maker who is acquiring the securities Charles Schwab & Co., Inc.
211 Main Street
San Francisco, CA 94105

3(c) Number of share or other units to be sold
3,500

3(d)Aggregate Market Value
$303,235.23

3(e) Number of shares or other units outstanding
29,244,091

3(f) Approximate Date of Sale
5/25/2017

3(g) Name of each securities exchange
NASDAQ

Table I  Securities to be Sold

Title of the Class:
Common Stock

Date you acquired:
Various dates from 5-14-2014 through 1-22-2016


Nature of Acquisition Transaction
Restricted Stock Award

Name of Person from Whom Acquired:
South State Corporation

Amount of Securities Acquired:
3,500

Date of Payment:
Various dates from 5-14-2014 through 1-22-2016


Nature of Payment:
Equity Compensation


Table II  Securities sold during past 3 months:
N/A